Merck & Co., Inc
One Merck Drive
P.O. Box 100, WS 3B-35
Whitehouse Station, NJ 08889-0100
Tel 908-423-3853
Fax 908-423-3352
August 25, 2006
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 First Street, N.E.
Washington, DC 20549
Re:  Merck & Co., Inc.
       Form 10-K for the Year
       Ended December 31, 2005
Dear Mr. Rosenberg:
The Company has received your August 21, 2006 comment letter. This is to confirm that the Company intends to respond to your letter by September 15, 2006.
Very truly yours,
/s/  Jon Filderman
Jon Filderman
Counsel, Corporate Legal Group